UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on October 30, 2006

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

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Free translation
Santiago, October 30, 2006

Mr. Alberto Etchegaray de la C.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Essential Issue

Dear Mr. Superintendent.

          We hereby inform you that SQM Comercial de Mexico S.A. of C.V. (“SQMM”) and SQM Industrial S.A. (“SQMI”)- both affiliates of Sociedad Quimica y Minera de Chile (“SQM”)- and Yara Nederland B.V. (“YN”) and Yara Holdings Netherlands B.V. (“YH”)- both affiliates of Yara International ASA, which forms part of the “controlling group” of SQM- executed in Mexico, on October 27, 2006 a sales and purchase agreement by which SQMM and SQMI sold to YN and to YH, all the shares that SQMM and SQMI had in the Mexican Company “Fertilizantes Olmeca and SQM S.A. of C.V. “(“Olmeca”), which represented 100% of the issued shares. The price of this transaction was ˜US$4.9 million and was paid in cash. This operation will generate an income before taxes of ˜US$1.1 million. SQM will continue distributing its specialty plant nutrients in Mexico mainly through SQMM.

     We inform you the above as Essential Issue in compliance with articles 9 and 10 of Law N°18.045 and 44 of the Law N° 18.046. Additionally, also in compliance with the indications set forth in the Rule of General Character N° 30 that was issued on November 10, 1989.

     We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Yours truly,

Sociedad Química y Minera de Chile S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

Cc:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:      /s/ Ricardo Ramos
      Ricardo Ramos
        Chief Financial Officer &
        Business Development SVP

    Date: October 30, 2006